[LETTERHEAD OF SONNENSCHEIN NATH & ROSENTHAL LLP]	1301 K Street, N.W. Suite 600, East Tower Washington, D.C. 20005-3364 202.408.6400 202.408.6399 fax www.sonnenschein.com
Thomas L. Hanley
(202) 408-9234
thanley@sonnenschein.com

September 25, 2009

VIA EDGAR

Melissa Campbell Duru, Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, NE Washington, DC 20549 - 3628

Re:	CNS Response, Inc. Commission File No. 0-26285 Comment Letter Dated September 23, 2009

Dear Ms. Duru:

On behalf of CNS Response, Inc. (the “Company”), this responds to the staff’s comment letter dated September 23, 2009 regarding the Company’s filings referenced therein.  For convenience of reference, each of the comments is reproduced below, followed by the Company’s response to each such comment.

General

1.
We note corrective disclosure provided in responses to comments 6, 7, 8, 10, 13 and 14 was included in the filing made on September 21, 2009. Please confirm that you have distributed or will distribute the additional soliciting materials filed in the same manner as the proxy statement.

Company response:

The Company confirms that the additional soliciting materials that included disclosure in response to the comments referenced above were distributed to stockholders in the same manner as the definitive proxy statement.

2.
We note your response to prior comment 16. Revise your materials to clearly state, as done in your response, that proxy holders may exercise their discretion to vote proxy cards on other matters that may come before the meeting only if the proxy holders were unaware of such matters a reasonable time prior to the meeting or adjournment thereof. Please clarify that this limitation on the exercise of discretionary authority will apply both to proxy cards that you may have already received from shareholders and those that are to be sent in by shareholders prior to the meeting.

Brussels            Chicago            Dallas            Kansas City            Los Angeles            New York            Phoenix            St. Louis

San Francisco Short Hills, N.J.            Silicon Valley         Washington, D.C. Zurich

U.S. Securities and Exchange Commission
September 25, 2009

Company response:

The Company’s additional definitive soliciting materials include disclosure intended to make clear that the proxy holders may exercise their discretion to vote proxy cards on other matters that may come before the meeting only if the proxy holders were unaware of such matters a reasonable time prior to the meeting or adjournment thereof. The disclosure also makes clear that this limitation applies both to all proxy cards that the Company has already received or receives prior to the meeting.

3.
The Company’s additional definitive soliciting materials include disclosure intended to make clear that the proxy holders may exercise their discretion to vote proxy cards on other matters that may come before the meeting only if the proxy holders were unaware of such matters a reasonable time prior to the meeting or adjournment thereof. The disclosure also makes clear that this limitation applies both to all proxy cards that the Company has already received or receives prior to the meeting.

Company response:

With respect to your prior comment 3, the Company supplementally advises the staff that it has already, in a number of letters submitted to the staff by counsel, provided the staff with detail as to a variety of misleading statements and false claims made by Mr. Brandt in his proxy materials.  Some examples of Mr. Brandt’s misleading statements and false claims:

•
He makes a number of false statements regarding the Company’s financing alternatives, such as “CNS Response had vastly superior financing alternatives to the bridge loan that was closed with George Carpenter’s former colleague, John Pappajohn.”  The “alternatives” were nothing more than discussions regarding hoped-for terms that never materialized into any definitive proposal.   This is evidenced by a number of internal communications, including emails and the minutes of board of directors meetings.

•
His disclosure does not address the Company’s bylaw provisions that have the effect of preventing him from calling a special meeting for the election of directors.  His disclosure as to the Company’s challenges to his ability to call a meeting focus on his first-called meeting (the July 3 meeting and the subsequent six purported adjournments and re-convenings of that meeting), but does not address the meeting he purportedly noticed on August 25 which, as Mr. Brandt has acknowledged in his court filings, was a newly-noticed meeting that has no relation to those prior meetings. While the interpretation of the bylaws was the subject of the Company’s challenges and Mr. Brandt’s counter-arguments in the context of the July 3 meeting, the bylaw provisions relating to the September 4 meeting – the meeting actually covered by his proxy materials and solicitation – are never addressed by Mr. Brandt.

•
He has stated, incorrectly, that “[t]he Board has chosen, as CEO, a person that I previously dismissed (with concurrence of other directors) as President.”  This falsehood is particularly egregious in light of the fact that the CEO, Mr. Carpenter, is also an incumbent director.

•
He implies that the Company set a record date of August 27 because it that date fell immediately following the completion of a tranche of the Company’s private placement, but fails to disclose that the meeting date and the record date were set more than five weeks prior to the closing of this financing and the board of directors did not know, at that time, if or when a closing would occur.  He also fails to disclose that his reason for attempting to set a record date of August 24 was ensure that these new stockholders would not be able to vote at his September 4 meeting, and that he knew a financing was about to close when he attempted to set that record date from information he became aware of through his position as a Company director.

•
He makes statements such as “[s]o I wanted everyone to have a chance to be knowledgeable and to vote” in discussing the reasons for calling a meeting on his own rather than requesting one, in his capacity as a director, to be called by the Company.  These statements run counter to actions, as illustrated by his attempts, starting on June 30, to call and hold meetings without delivering any disclosure to or soliciting proxies from Company stockholders generally and holding his purported meetings on holidays and Sundays when it would be highly unlikely that any stockholders would be able to participate.

U.S. Securities and Exchange Commission
September 25, 2009

•
He falsely stated that “[t]he stockholders of CNS Response, Inc. (OTCBB: CNSO) have been told not to vote by CNS Response, Inc.’s incumbent Board and management” in connection with his purported September 4 meeting.  The Company has never made such statement.

•
He falsely stated, after his purported September 4 meeting, that “[t]he directors elected at the meeting now comprise six of the seven directors of the company,” and implied that these directors were now the legitimate directors of the Company, which is not the case under Delaware law.

With respect to your prior comment 5 and disagreement with the Company’s conclusion that the existing disclosure is sufficient, the Company continues to believe that the disclosure as presented is more than adequate.  The current disclosure, which covers more than three paragraphs, discusses in detail Mr. Brandt’s claims under Section 225 of the DGCL, including the nature of a Section 225 action, the status of the case, the implications of a status quo proceeding and order and the possible effects all of this may have on the Company’s ability to hold its meeting and the election of directors.  The Company knows of no provision in Schedule 14A requiring this type of disclosure to be located in an particular part of a proxy statement and disagrees with any implication that this disclosure, either because of its content or its location, is in any way inadequate under the proxy rules.

4.	We refer you to your response with respect to bullet point 3 of comment 9. You have not provided the support requested. We partially reissue the comment.

Company response:

With respect to the referenced bullet point (“...those efforts...have caused us to incur significant legal and related expenses...”), this is a factual statement, not one of opinion or belief.  As of August 31, the Company has received invoices totaling approximately $550,000 in legal and other fees in connection with contesting Mr. Brandt’s actions.

Additional Soliciting Materials filed September 18, 2009

5.
Support for each statement or assertion of opinion or belief must be self-evident, disclosed in the proxy materials or provided to the staff on a supplemental basis. Please provide support for the assertion that “recent revelations in Len’s securities filings show that CNS has been damaged by Len’s failure to uphold his fiduciary obligations to all shareholders.” What are the specific revelations being referenced that support Mr. Carpenter's assertion? Please revise or advise.

Company response:

Mr. Brandt makes a number of statements regarding contacts he has had with potential investors.  (For example:  “In the last 60 days, Mr. Brandt has received and had numerous calls expressing interest in further financing of the Company.”)  He has never provided any information to the Company as to these contacts or expressions of interest, although he is a director of the Company and has a fiduciary obligation to do so, particularly under these circumstances, where he has known that the Company is interested in obtaining additional financing and he is raising objections as to the terms of the financing the Company is pursuing.

U.S. Securities and Exchange Commission
September 25, 2009

The Company has filed definitive additional soliciting materials which incorporate its responses to the comments as indicated above.

Please feel free to contact me at 202-408-9234 or my colleague, Jeffrey Baumel, at 973-912-7189 if you have any questions with respect to these matters.

Sincerely,

/s/ Thomas L. Hanley

Thomas L. Hanley